J. M. Walker & Associates

Attorneys At Law

7841 South Garfield Way

Centennial, CO 80122

303-850-7637 telephone

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February 14, 2012

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:

Global Arena Holding, Inc.

Item 4.01 Form 8-K

Filed February 9, 2012

File No. 000-49819

Dear Mr. Lo:

We have reviewed the comment letter dated February 9, 2012 and have the following responses.

1.

Please amend your report to include the following:

·

State whether there have been any reportable events that occurred within your two most recent fiscal years and any subsequent interim period preceding the former accountant’s dismissal to comply with Item 304(a)(1)(v) of Regulation S-K.

The Form 8-K has been amended to state that there were no reportable events.

·

State whether you have consulted your newly engaged accountant during the two most recent years and any subsequent interim period prior to engaging that accountant. Refer to Item 304(a)(2) of Regulation S-K.

The Form 8-K has been amended to state that Global Arena Holding, Inc. has not consulted with Wei, Wei & Co., LLP during the two most recent years and any subsequent period prior to engaging that accountant.

2.

Please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your amended Form 8-K.

The updated Exhibit 16 letter has been acquired and attached to the revised filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A written statement from the company has been acquired and filed along with the revised 8-K as correspondence.

You may contact me at 202-551-3394 if you have questions regarding these comments and related matters.